TransAlta announces mailing of notice of variation and extension increasing its offer for Canadian Hydro Developers to $5.25 cash per share and extending to October 20, 2009

CALGARY, Alberta (October 9, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that the notice of variation and extension increasing TransAlta’s wholly-owned subsidiary’s offer for Canadian Hydro to $5.25 per share and extending the expiry date of the offer to October 20, 2009 is being mailed today to Canadian Hydro shareholders. Included in the mailing is the notice of change to the Canadian Hydro directors' circular which includes the Canadian Hydro Board of Directors' unanimous recommendation to Canadian Hydro shareholders that they accept the increased offer.

On October 5, 2009, TransAlta and Canadian Hydro jointly announced that they had entered into a definitive pre-acquisition agreement providing for the increased offer with the unanimous support of the Boards of Directors of both companies.

Shareholders may obtain a copy of the notice of variation and extension to the offer and the notice of change to the Canadian Hydro directors' circular (when available), take-over bid circular, and other materials at the SEDAR web site at www.sedar.com and from Georgeson Shareholder Communications Canada Inc. at 1-866-783-6752 (North American Toll Free Number) or 1-212-806-6859 (Bank, Brokers and collect calls).

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. TransAlta's focus is to efficiently operate its diversified fleet of geo-thermal, wind, hydro, natural gas and coal-fired facilities in order to provide its customers with a reliable, low-cost source of power. For nearly 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where it works and lives. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

About Canadian Hydro Developers

"Recognized as one of Jantzi/Maclean's Top 50 Responsible Corporations in Canada"

Canadian Hydro is committed to Building a Sustainable Future(R). The company is the largest and most diversified developer, owner, and operator of 21 renewable energy generation facilities in Canada totaling net 694 MW of capacity in operation, 160 MW in and nearing construction, and 6,060 MW in development. The renewable generation portfolio is diversified across three technologies (water, wind, and biomass) in the provinces of Alberta, British Columbia, Ontario, and Quebec. This portfolio is unique in Canada as all facilities are certified, or slated for certification, under Environment Canada's EcoLogo(M) Program.

Reader Advisory

This joint news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  More particularly, and without limitation, this joint news release contains forward-looking information concerning:  timing of mailing of the notice of variation and extension in connection with the increased offer and the notice of change to Canadian Hydro's directors' circular and the expiry of the increased offer.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's and Canadian Hydro's control including, without limitation, uncertainty related to the completion of the Amended Offer to acquire Canadian Hydro and the effects of the transaction in the event it is completed on TransAlta, the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta and Canadian Hydro operate.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's and Canadian Hydro's results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's and Canadian Hydro's actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta and Canadian Hydro will derive therefrom.  Forward-looking information is based on the estimates and opinions of TransAlta's and Canadian Hydro's management at the time the information is released and TransAlta and Canadian Hydro do not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

TransAlta

TransAlta

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com